                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 2)*


                               General Magic, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   370253 10 6
             -------------------------------------------------------
                                 (CUSIP Number)

                                  July 6, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     / / Rule 13d-1(b)
     /x/ Rule 13d-1(c)
     / / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 370253 10 6                   13G/A                  Page 2 of 5 Pages


(1)      NAMES OR REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Sony Corporation

(2)      CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

         (a)  / /
         (b)  / /

(3)      SEC USE ONLY

(4)      CITIZENSHIP OR PLACE OF ORGANIZATION

         Japan

                                            (5)      SOLE VOTING POWER

                                                        0

                                            (6)      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED                                      0
BY EACH REPORTING                           (7)      SOLE  DISPOSITIVE POWER
PERSON WITH
                                                        0

                                            (8)      SHARED DISPOSITIVE POWER

                                                        0

(9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0

(10)     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                          / /

(11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  0%

(12)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                  CO

Item 1.
       (a) Name of Issuer.

           General Magic, Inc.

       (b) Address of Issuer's Principal Executive Offices.

           420 North Mary Avenue
           Sunnyvale, California 94086

Item 2.
       (a) Name of Person Filing.

           This Schedule 13G/A is being filed with respect to shares of Common Stock of the Issuer which were beneficially owned by Sony Corporation prior to its disposition thereof on July 6, 1998.

           See Item 4 below.

       (b) Address of Principal Business Office or, if none, Residence.

           The address for each reporting person is:

           6-7-35 Kitashinagawa
           Shinagawa-ku
           Tokyo 141 Japan

       (c) Citizenship.

           Sony Corporation, a Japanese corporation

       (d) Title of Class of Securities.

           Common Stock, $0.001 par value per share

       (e) CUSIP Number.

           370253 10 6

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

        (a) / / Broker or dealer registered under Section 15 of the Act.
        (b) / / Bank as defined in Section 3(a)(6) of the Act.
        (c) / / Insurance Company as defined in Section 3(a)(19) of the Act.
        (d) / / Investment Company registered under Section 8 of the Investment Company Act.
        (e) / / Investment Adviser in accordance with Sec.
                240.13d-1(b)(1)(ii)(E).
        (f) / / Employee Benefit Plan or Endowment Fund in accordance with Sec. 240.13d-1(b)(1)(ii)(F).
        (g) / / Parent holding company, in accordance with Sec.
                240.13d-1(b)(ii)(G).


                               Page 3 of 5 Pages

        (h) / / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
        (i) / / A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
        (j) / / Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).

        If this statement is filed pursuant to Sec. 240.13d-1(c), check this box /X/.

Item 4. Ownership

        (a) Amount Beneficially Owned.

            The aggregate number of shares of Common Stock of the Issuer beneficially owned by the reporting person was 1,778,940, which amount included 428,940 shares of Common Stock of the Issuer held by Sony Electronic, Inc., a wholly-owned subsidiary of SEL Holdings, Inc. SEL Holdings, Inc. is a wholly-owned subsidiary of Sony Corporation of America, a wholly-owned subsidiary of Sony Corporation. On July 6, 1998, all of the shares of Common Stock beneficially owned by the reporting person (including those owned by SEL Holdings, Inc.) were sold (the "Sale").

        (b) Percent of Class.

            After giving effect to the Sale, Sony Corporation beneficially owns 0% of the Common Stock of the Issuer.

        (c) Number of shares as to which such person has (after giving effect to the Sale)

              (i) sole power to vote or to direct the vote:                0

             (ii) shared power to vote or to direct the vote:              0

            (iii) sole power to dispose or to direct the disposition of:   0

             (iv) shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.


                               Page 4 of 5 Pages

        This Amendment No. 2 on Schedule 13G also covers the disposition of the shares of Common Stock of the Issuer indirectly beneficially owned by Sony Corporation through its wholly owned subsidiary, SEL Holdings, Inc.

Item 8. Identification and Classification of Members of the Group.

        Not applicable.

Item 9. Notice of Dissolution of Group.

        Not applicable.

Item 10. Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and were not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       Sony Corporation

Date:  December 31, 1998                 By: /s/ Kunitake Ando
                                         Name:  Kunitake Ando
                                         Title: President
                                                Information Technology Company


     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


                               Page 5 of 5 Pages